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SECURI 13011921 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IAT Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Central Park West, Suite 13-A
(No. and Street)

New York	New York	10025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Augustine Udo (917) 498-0061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020-1299
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2013
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Augustine Udo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IAT Markets, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIL M GUTIERREZ
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01GU6270216
Qualified in New York County
Commission Expires 10/15/2016

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IATMarkets, LLC
350 Central Park Suite 13-A
New York, NY 10025

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STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

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IATMarkets, LLC
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	12,041
Prepaid expenses		1,500
Total assets	$	13,541
Liabilities and Members' equity		
Liabilities		
Accounts payable and accrued expenses	$	5,500
Members' equity		8,041
Total liabilities and members' equity	$	13,541

The accompanying notes are an integral part of this financial statement.

1. Organization

IATMarkets, LLC (a limited liability company) (the "Company") was organized on July 19, 2000, and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission. The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

The Company is authorized to act as an introducing broker in the trading of debt and equity securities on a "give-up" basis. The Company will not hold customer funds or safe keep customer securities.

The Company was engaged as a broker-dealer during the year ended December 31, 2012, but did not have any closed broker-dealer transactions for the year.

No member of the Company is personally liable for any liability or obligation of the Company by reason of being such a member.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Income Taxes

As a limited liability company, the Company is not liable for federal or state income taxes. The members are responsible to report separately the distributive share of member income or loss to tax authorities.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2012, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2009.

3. Capital Transactions

The majority member, International Asset Transactions, LLC, intends to infuse sufficient working capital to meet operational shortfalls and continued compliance with minimum net capital requirements. During the year ended December 31, 2012, the majority member contributed $41,516 of additional capital and received no distributions. (See Note 4)

4. Related Party

The Company entered into an expense sharing agreement with its majority member. During 2012, goods and services were provided under the expense sharing agreement totaling $8,316, which was contributed to members' equity. The majority member contributed capital to the Company in the amount of $33,200 in addition to the goods and services provided under the expense sharing agreement.

5. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of either $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2012, the Company had net capital of $6,541, which was $1,541 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $5,500. Its ratio of aggregate indebtedness to net capital was .8409 to 1.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, will clear all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmit all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that either the customer or clearing broker is unable to fulfill its obligations.

7. Subsequent Events

The Company has evaluated subsequent events through March 11, 2013, the date financial statements were available for issuance.

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The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

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Independent Auditors' Report

To the Members
IATMarkets, LLC

We have audited the accompanying statement of financial condition of IAT Markets, LLC (the "Company"), as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of IAT Markets, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

New York, NY
March 11, 2013